                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)


                      International Bancshares Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   459044 103
           --------------------------------------------------------
                                 (CUSIP Number)

                             Cary Plotkin Kavy, Esq.
                            Cox & Smith Incorporated
                         112 E. Pecan Street, Suite 1800
                             San Antonio, Texas 78205
                                  (210) 554-5500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                DECEMBER 2, 2002
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of  6  Pages
                                        ---
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CUSIP No. 459044 103             SCHEDULE 13D                Page 2 of 6 Pages
          ---------                                              ---  ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Antonio R. Sanchez, Jr.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  / /
                                                                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
      NUMBER OF               (7) SOLE VOTING POWER
       SHARES                     6,862,218
                             --------------------------------------------------
    BENEFICIALLY              (8) SHARED VOTING POWER
      OWNED BY                    683,880
                             --------------------------------------------------
       EACH                   (9) SOLE DISPOSITIVE POWER
     REPORTING                    6,862,218
                             --------------------------------------------------
      PERSON                 (10) SHARED DISPOSITIVE POWER
       WITH                       683,880
                             --------------------------------------------------

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,546,098
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.95
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

THIS AMENDMENT NO. 4 TO SCHEDULE 13D (THE "AMENDED STATEMENT") RELATING TO COMMON STOCK, PAR VALUE $1.00 PER SHARE, OF INTERNATIONAL BANCSHARES CORPORATION IS FILED AS AN AMENDMENT TO THE ORIGINAL SCHEDULE 13D, AS AMENDED, OF ANTONIO R. SANCHEZ, JR. (THE "STATEMENT") AND SHOULD BE READ IN CONJUNCTION THEREWITH. THE STATEMENT IS AMENDED ONLY TO THE EXTENT PROVIDED HEREIN.

ITEM 1.  SECURITY AND ISSUER

         This Amended Statement relates to the Common Stock, par value $1.00 per share ("Common Stock"), of International Bancshares Corporation, a Texas corporation (the "Issuer"). The Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934.

         The principal executive offices of the Issuer are located at 1200 San Bernardo, Laredo, Texas 78040.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This amended statement is being filed by Antonio R. Sanchez, Jr. ("Mr. Sanchez").

         (b) Mr. Sanchez's business address is P.O. Box 2986, Laredo, Texas 78044-2986.

         (c) Mr. Sanchez is employed by Sanchez Oil and Gas Corporation, whose address is P.O. Box 2986, Laredo, Texas 78044-2986.

         (d) During the last five years, Mr. Sanchez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Sanchez was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Sanchez is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No material changes.

ITEM 4.  PURPOSE OF TRANSACTION

         On September 12, 2002, the Estate of Alicia M. Sanchez, deceased, sold 125,000 shares of Common Stock. Mr. Sanchez is the executor of the Estate. Such shares were sold to the Issuer at a price of $38.09 per share pursuant to the Issuer's share repurchase program.

         Since October 11, 2002, the Kelsey V. Stewart GRAT Remainder Trust has sold a total of 10,077 shares of Common Stock. Mr. Sanchez is a co-trustee of the trust. Such shares were sold in open market transactions and are more particularly described below:


DATE                   NUMBER OF SHARES SOLD     PRICE PER SHARE
----                   ---------------------     ---------------
October 11, 2002                2,425                 36.49
October 14, 2002                1,180                 36.46
October 15, 2002                2,100                 36.50
October 15, 2002                  122                 36.50
November 1, 2002                  400                 37.77
November 4, 2002                  100                 38.56



                                       3


November 11, 2002                 500                 39.25
November 12, 2002                 200                 39.30
November 14, 2002               3,050                 39.26

         Since October 11, 2002, the R.A. Stewart GRAT Remainder Trust has sold a total of 10,078 shares of Common Stock. Mr. Sanchez is a co-trustee of the trust. Such shares were sold in open market transactions and are more particularly described below:


DATE                   NUMBER OF SHARES SOLD     PRICE PER SHARE
----                   ---------------------     ---------------
October 11, 2002                2,425                 36.49
October 14, 2002                1,180                 36.46
October 15, 2002                2,100                 36.50
October 15, 2002                  123                 36.50
November 1, 2002                  400                 37.77
November 4, 2002                  100                 38.56
November 11, 2002                 500                 39.25
November 12, 2002                 200                 39.30
November 14, 2002               3,050                 39.26

         On December 2, 2002, the Estate of Alicia M. Sanchez, deceased, sold 125,000 shares of Common Stock. Mr. Sanchez is the executor of the Estate. Such shares were sold to the Issuer at a price of $38.00 per share pursuant to the Issuer's share repurchase program.

         On December 2, 2002, the G.M. Sanchez GRAT Remainder Trust sold 125,000 shares of Common Stock. Mr. Sanchez is the trustee of the trust. Such shares were sold to the Issuer at a price of $38.00 per share pursuant to the Issuer's share repurchase program.

         A description of Mr. Sanchez's resulting beneficial ownership, after giving effect to the foregoing, is set forth in Item 5 below. The shares beneficially owned by Mr. Sanchez are held for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Sanchez beneficially owns an aggregate of 7,546,098 shares of Common Stock, which shares represent 23.95% of the outstanding Common Stock of the Issuer. The current interest of Mr. Sanchez in the Common Stock of the Issuer is as follows:

                                                                        TYPE OF
                                           NUMBER OF                   BENEFICIAL
           HOLDER                           SHARES       PERCENTAGE    OWNERSHIP
           ------                          ---------     ----------    ----------
A.R. Sanchez, Jr.                          1,609,279        5.11%      Direct
1988 Trust No. 1                             333,379        1.06       Trustee
1988 Trust No. 2                             333,380        1.06       Trustee
1988 Trust No. 3                             333,379        1.06       Trustee
1988 Trust No. 4                             333,379        1.06       Trustee
George M. Sanchez Non-Exempt Trust           179,237        0.57       Trustee
Estate of Alicia M. Sanchez, deceased      1,882,041        5.97       Executor
A.R. Sanchez, Jr. GRAT Remainder Trust       207,848        0.66       Trustee
G.M. Sanchez GRAT Remainder Trust            349,252        1.11       Trustee
G.M. Sanchez 1999 GRAT                        45,368        0.14       Trustee
Kelsey V. Stewart GRAT Remainder Trust       249,735        0.79       Co-Trustee
R.A. Stewart GRAT Remainder Trust            249,734        0.79       Co-Trustee
Santig, Ltd.                               1,255,676        3.98       Through
                                                                       general
                                                                       partner


                                                 4

Kelsey V. Stewart Exempt Trust                56,212        0.18       Co-Trustee
Richard A. Stewart Exempt Trust               56,212        0.18       Co-Trustee
Kelsey V. Stewart Non-exempt Trust            33,400        0.11       Co-Trustee
Richard A. Stewart Non-exempt Trust           33,400        0.11       Co-Trustee
Sanchez Family Foundation                      5,187        0.02       Director

Total                                      7,546,098       23.95%


         (b) Mr. Sanchez has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held directly by him. Mr. Sanchez has sole power to vote the shares of Common Stock held by SANTIG, Ltd. Mr. Sanchez has shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by the Sanchez Family Foundation and each of the trusts for which he is co-trustee, and he has sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by each of the trusts for which he is the sole trustee.

         (c) During the past sixty days, Mr. Sanchez has not effected any transactions in the Common Stock except the transactions described in Item 4 above.

         (d) Except as described above with respect to shares held by any trust, partnership or foundation, with respect to which various other parties have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by such entity, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by Mr. Sanchez.

         (e)  Not applicable.

         The filing of this Statement shall not be construed as an admission that Mr. Sanchez is the beneficial owner of any securities covered by this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material changes.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

                 [Remainder of page intentionally left blank.]

                                  SIGNATURE

After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 2002


                                       /s/ ANTONIO R. SANCHEZ, JR.
                                       ---------------------------
                                       ANTONIO R. SANCHEZ, JR.


ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations. See 18 U.S.C. 1001.




                                       6